Filed pursuant to Rule 424(b)(3)
Registration No. 333-184677

AMERICAN REALTY CAPITAL HEALTHCARE TRUST II, INC.

SUPPLEMENT NO. 7, DATED OCTOBER 2, 2014,
TO THE PROSPECTUS, DATED MAY 21, 2014

This prospectus supplement, or this Supplement No. 7, is part of the prospectus of American Realty Capital Healthcare Trust II, Inc., or the Company, dated May 21, 2014, or the Prospectus, as supplemented by Supplement No. 3, dated July 30, 2014, or Supplement No. 3, Supplement No. 4, dated August 11, 2014, or Supplement No. 4, Supplement No. 5, dated September 10, 2014, or Supplement No. 5, and Supplement No. 6, dated September 24, 2014, or Supplement No. 6. This Supplement No. 7 supplements, modifies, supersedes and replaces certain information contained in the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6 and should be read in conjunction with the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Defined terms used herein shall have the meaning ascribed to those terms in the prospectus as supplemented unless the context otherwise requires.

The purpose of this Supplement No. 7 is to update our disclosure relating to our real estate investments.

PROSPECTUS UPDATES

Description of Real Estate Investments

The following disclosure is hereby added to the end of the section entitled “Description of Real Estate Investments — The Lifehouse Portfolio” on page 177 of the Prospectus, as included in Supplement No. 5.

“Brady Medical Office Building — Harrisburg, PA

On September 26, 2014, we closed our acquisition of the leasehold interest in a medical office building, or Brady Medical Office Building (“Brady”) located in Harrisburg, PA. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Pinnacle Health Hospitals, a Pennsylvania non-profit corporation (“Pinnacle”), an entity which has no material relationship with us, and the acquisition was not an affiliated transaction.

Brady contains 92,413 rentable square feet and was constructed in 1959.

Capitalization

The contract purchase price of Brady was $26.4 million, exclusive of closing costs. We funded the acquisition of Brady with proceeds from this offering.

Major Tenants/Lease Expiration

Brady was 100.0% leased to Pinnacle as of the date of acquisition. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 12-year term which commenced in September 2014 and expires in September 2026 and contains 2.5% fixed annual rental escalations. The annualized straight-line rental income for the initial lease term is $2.0 million.

We acquired Brady in a lease leaseback transaction. There is no historical occupancy rate or effective annual rental rates per square foot information available.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the building for the calendar year 2014 is expected to be $0.3 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

Pinnacle is one of the largest systems in the Central Pennsylvania region. Pinnacle is also home to a community health, diagnostic, ambulatory surgery and outpatient centers and administers home care and hospice programs.

We believe that Brady is well-located with acceptable roadway access and is well maintained. Brady will be subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire Brady, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Landis Memorial Medical Office Building — Harrisburg, PA

On September 26, 2014, we closed our acquisition of the leasehold interest in a medical office building, or Landis Memorial Medical Office Building (“Landis”) located in Harrisburg, PA. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Pinnacle, an entity which has no material relationship with us, and the acquisition was not an affiliated transaction.

Landis contains 314,790 rentable square feet and was constructed in 1964.

Capitalization

The contract purchase price of Landis was $42.6 million, exclusive of closing costs. We funded the acquisition of Landis with proceeds from this offering.

Major Tenants/Lease Expiration

Landis was 100.0% leased to Pinnacle as of the date of acquisition. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 12-year term which commenced in September 2014 and expires in September 2026 and contains 2.5% fixed annual rental escalations. The annualized straight-line rental income for the initial lease term is $3.5 million.

We acquired Landis in a lease leaseback transaction. There is no historical occupancy rate or effective annual rental rates per square foot information available.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the building for the calendar year 2014 is expected to be $0.5 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

We believe that Landis is well-located with acceptable roadway access and is well maintained. Landis will be subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire Landis, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Community Health Medical Office Building — Harrisburg, PA

On September 26, 2014, we closed our acquisition of the leasehold interest in a medical office building, or Community Health Medical Office Building (“Community Health”) located in Harrisburg, PA. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Pinnacle, an entity which has no material relationship with us, and the acquisition was not an affiliated transaction.

Community Health contains 48,212 rentable square feet and was constructed in 1973.

Capitalization

The contract purchase price of Community Health was $7.0 million, exclusive of closing costs. We funded the acquisition of Community Health with proceeds from this offering.

Major Tenants/Lease Expiration

Community Health was 100.0% leased to Pinnacle as of the date of acquisition. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 12-year term which commenced in September 2014 and expires in September 2026 and contains 2.5% fixed annual rental escalations. The annualized straight-line rental income for the initial lease term is $0.6 million.

We acquired Community Health in a lease leaseback transaction. There is no historical occupancy rate or effective annual rental rates per square foot information available.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the building for the calendar year 2014 is expected to be $0.1 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

We believe that Community Health is well-located with acceptable roadway access and is well maintained. Community Health will be subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire Community Health, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Fredricksen Outpatient Center Clinical Building — Mechanicsburg, PA

On September 26, 2014, we closed our acquisition of the leasehold interest in a medical office building, or Fredricksen Outpatient Center Clinical Building (“Fredricksen”) located in Mechanicsburg, PA. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Pinnacle, an entity which has no material relationship with us, and the acquisition was not an affiliated transaction.

Fredricksen contains 69,437 rentable square feet and was constructed in 2000.

Capitalization

The contract purchase price of Fredricksen was $24.1 million, exclusive of closing costs. We funded the acquisition of Fredricksen with proceeds from this offering.

Major Tenants/Lease Expiration

Fredricksen was 100.0% leased to Pinnacle as of the date of acquisition. The lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 12-year term which commenced in September 2014 and expires in September 2026 and contains 2.5% fixed annual rental escalations. The annualized straight-line rental income for the initial lease term is $1.6 million.

We acquired Fredricksen in a lease leaseback transaction. There is no historical occupancy rate or effective annual rental rates per square foot information available.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the building for the calendar year 2014 is expected to be $0.2 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

We believe that Fredricksen is well-located with acceptable roadway access and is well maintained. Fredricksen will be subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire Fredricksen I, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Fredricksen Outpatient Center I — Mechanicsburg, PA

On September 26, 2014, we closed our acquisition of the leasehold interest in a medical office building, or Fredricksen Outpatient Center I, (“Fredricksen II”) located in Mechanicsburg, PA. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Pinnacle, an entity which has no material relationship with us, and the acquisition was not an affiliated transaction.

Fredricksen I contains 56,057 rentable square feet and was constructed in 1999.

Capitalization

The contract purchase price of Fredricksen I was $11.3 million, exclusive of closing costs. We funded the acquisition of Fredricksen I with proceeds from this offering.

Major Tenants/Lease Expiration

Fredricksen I was 100% leased to 15 tenants as of the date of acquisition. The following table provides information relating to lease commencement and termination dates, rentable square feet, annualized straight line rental income, rental escalations and renewal options for the tenants that represent over 10% of the total annualized rental income of Fredricksen I:

Tenant	Lease Commencement Date	Lease Termination Date	Rentable Square Feet	Annualized Straight Line Rental Income (1)	Rental Escalations	Renewal Options
Jones, Daly & Coldren Associates dba JDC Pediatrics	December 2008	November 2020	9,609	$0.2 million	3.0% annually	None
Pinnacle Health Hospitals	September 2014	September 2024	11,044	$0.2 million	2.5% annually	None
(1) Annualized rental income for the in-place leases in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

We acquired Fredricksen I in a lease leaseback transaction. There is no historical occupancy rate or effective annual rental rates per square foot information available for a significant portion of the building.

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the property:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income	Annualized Rental Income as a Percentage of Fredricksen I (1)	Leased Rentable Sq. Ft.	Percentage of Fredricksen I Rentable Sq. Ft. Expiring
		(in thousands)
October 1,2014 — December 31, 2014	—	—	—%	—	—%
2015	5	215	18.4%	12,354	22.0%
2016	3	223	19.0%	11,720	20.9%
2017	2	95	8.1%	3,730	6.7%
2018	2	87	7.4%	4,514	8.1%
2019	1	56	4.8%	2,900	5.2%
2020	1	248	21.2%	9,609	17.1%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
Total	14	924	78.9%	44,827	80.0%

(1)	Annualized rental income for the in-place leases in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the building for the calendar year 2014 is expected to be $0.1 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

We believe that Fredricksen I is well-located with acceptable roadway access and is well maintained. Fredricksen I will be subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire Fredricksen I, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.

Fredricksen Outpatient Center II — Mechanicsburg, PA

On September 26, 2014, we closed our acquisition of the leasehold interest in a medical office building, or Fredricksen Outpatient Center II (“Fredricksen II”) located in Mechanicsburg, PA. We acquired the property through a wholly-owned subsidiary of our operating partnership. The seller of the property was Pinnacle, an entity which has no material relationship with us, and the acquisition was not an affiliated transaction.

Fredricksen II contains 64,259 rentable square feet and was constructed in 2008.

Capitalization

The contract purchase price of Fredricksen II was $20.6 million, exclusive of closing costs. We funded the acquisition of Fredricksen II with proceeds from this offering.

Major Tenants/Lease Expiration

Fredricksen II was 100% leased to four tenants as of the date of acquisition. One of such tenants, Pinnacle, represents 89.2% of the total annualized straight-line rental income of Fredricksen II. The Pinnacle lease is net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent, but excluding building rent. The lease has an original 10-year term which commenced in September 2014 and expires in September 2024 and contains 2.5% fixed annual rental escalations. The annualized straight-line rental income for the initial lease term is $1.4 million.

We acquired Fredricksen II in a lease leaseback transaction. There is no historical occupancy rate or effective annual rental rates per square foot information available for a significant portion of the building.

Future Lease Expirations

The following is a summary of lease expirations for the next ten years at the property:

Year of Expiration	Number of Leases Expiring	Annualized Rental Income	Annualized Rental Income as a Percentage of Fredricksen II (1)	Leased Rentable Sq. Ft.	Percentage of Fredricksen II Rentable Sq. Ft. Expiring
		(in thousands)
October 1, 2014 — December 31, 2014	—	—	—%	—	—%
2015	—	—	—%	—	—%
2016	—	—	—%	—	—%
2017	—	—	—%	—	—%
2018	1	53	3.7%	2,313	3.6%
2019	—	—	—%	—	—%
2020	—	—	—%	—	—%
2021	1	66	4.6%	3,148	4.9%
2022	1	36	2.5%	1,689	2.6%
2023	—	—	—%	—	—%
Total	3	155	10.8%	7,150	11.1%

(1)	Annualized rental income for the in-place leases in the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.

 Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2014 U.S. federal income tax return.

The annual real estate tax on the building for the calendar year 2014 is expected to be $0.1 million. Such real estate taxes are to be paid directly by the tenant under the terms of the lease.

We believe that Fredricksen II is well-located with acceptable roadway access and is well maintained. Fredricksen II will be subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts to major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire Fredricksen II, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”